Securities and Exchange Commission
May 23, 2005
Page 1 of 8


Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Barbara Jacobs, Assistant Director
            Rebekah J. Toton, Examiner
            Melissa Rocha, Examiner

Re:     IQ Biometrix, Inc.
        Registration Statement on Form S-4, as amended
        File No. 333-124027

Ladies and Gentlemen:

      This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff to IQ Biometrix, Inc. (the "Company") dated May 17, 2005 and May 19, 2005, respectively, regarding the above-referenced Registration Statement on Form S-4 (as amended) (the "Registration Statement").

      In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, Pre-effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"). In addition, we are forwarding to you via overnight delivery two courtesy copies of Amendment No. 2, as filed with the Commission on May 21, 2005.

      For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

STAFF LETTER DATED MAY 17, 2005

GENERAL

Staff Comment 1:

Please update your financial statements pursuant to Item 310 of regulation S-B.

Response:

The financial statements for the Company and Wherify as well as the pro forma financial statements have been updated pursuant to Item 310 of Regulation S-B.

Staff Comment 2:

Securities and Exchange Commission
May 23, 2005
Page 2 of 8


In our previous discussions regarding the Wherify Wireless private placement of Series C Preferred Stock between September 17, 2004 and January 19, 2005, you asked the staff to suggest an appropriate manner in which the shares of IQB common stock issuable upon conversion of these Series C Preferred Shares could be registered. In our letter dated February 15, 2005, we stated in part, "You may register the resale of the IQ Biometrix shares issuable to Wherify Series C holders by including those shares in a registration statement containing the other shares to be issued in the merger transaction" (emphasis added). Consequently, you should revise your document to register these shares in your fee table, provide appropriate disclosure in your summary, and name all 75 investors in the Wherify Series C financing as selling stockholders and provide the disclosure required by items 507 and 508 of Regulation S-B. Please refer to our comment letter dated March 15, 2005 relating to your previously filed resale registration statement (File No. 333-122710) regarding the information required to be provided for selling stockholders.

Response:

We have amended the disclosure as requested.

Staff Comment 3:

In our February 15, 2005 letter, we also stated you should provide appropriate risk factor disclosure relating to the sale of the Series C Preferred Stock and the uncertainty of the availability of the exemption Wherify relied upon, discuss this uncertainty as a contingency in management's discussion and analysis and give consideration as to what presentation is required in the financial statements. We further requested that you supplementally provide us with SFAS 5 analysis regarding any contingent liabilities that might arise from the unavailability of an exemption for the Wherify offering and that this analysis include a discussion as to whether or not your independent account believes that any changes to the financial statements are required. We note your risk factor disclosure on page 19, but were unable to locate the other requested disclosure and analysis. Please advise or revise.

Response:

On March 10, 2005, Wherify Wireless, Inc. made a rescission offer to investors who purchased shares of its Series C Preferred Stock between September 17, 2004 and January 19, 2005. As of April 11, 2005, all 83 investors responded. Eight investors elected to accept the rescission offer and 75 investors elected to reject the rescission offer. On April 11, 2005, Wherify repurchased a total of 221,507 shares from the eight investors accepting the offer for a total purchase price of approximately $2.2 million. This transaction is described in the pro forma financial statements for the period ending dated March 31, 2005 and in the interest expense in the pro forma financial statements for the period ending June 30, 2004.

Questions and Answers About the Merger and Special Meetings

Why Is My Vote Important?

Securities and Exchange Commission
May 23, 2005
Page 3 of 8


Staff Comment 4:

Consider separating your discussion of the number of the votes needed to approve the merger and the effect of abstentions and broker non-votes into separate questions and answers to make this information clearer to investors.

Response:

We have amended the disclosure in the Registration Statement as requested.

Summary

Recent Events, page 14

Staff Comment 5:

We note your reference to the Wherify rescission offer. Please expand your disclosure to indicate the federal exemption relied upon. Please also briefly discuss state law issues associated with the rescission offer.

Response:

We have amended the disclosure in the Registration Statement as requested.

Staff Comment 6:

We note your statement "the SEC staff indicated that Wherify needed to complete a rescission offer before IQB could proceed with the registration of the IQB shares to be registered in the proposed merger." However, our comment letter, dated February 15, 2005, stated only that "having commenced the offering of the IQ Biometrix shares underlying the Wherify Series C Preferred shares in a transaction that was not registered, the issuance of those shares should be completed in reliance upon an exemption." While we did discuss a number of alternative manners in which this issue could be resolved, the decision to undertake a rescission offer was strictly up to IQB. Therefore we do not believe that it is appropriate to characterize our position as being that you "needed to complete a rescission offer." Please revise.

Response:

We have amended the disclosure in the Registration Statement as requested.

Material Tax Consequences, page 53

Staff Comment 7:

It appears that the tax consequences of this transaction are material to the Wherify stockholders. Therefore, please revise your discussion to identify all

Securities and Exchange Commission
May 23, 2005
Page 4 of 8


material tax consequences and file an opinion of counsel relating to these consequences and file an opinion of counsel relating to these consequences. See
Item 601(b)(8) of Regulation S-B.

Response:

We have confirmed that the disclosure in the Registration Statement discusses all material tax consequences related to the transaction and have filed an opinion of counsel relating to these consequences.

IQB Security Ownership of Certain Beneficial Owners and Management, page 97

Staff Comment 8:

The footnotes to the beneficial ownership table appear to assume the conversion of the debentures issued by IQB in its January 2005 private placement. Update to reflect the conversion of these debentures and the interest accrued on April 11, 2005.

Response:

We have amended the disclosure in the Registration Statement as requested.

Management's Discussion and Analysis or Plan of Operation

Controls and Procedures

Staff Comment 9:

Evaluation of controls and procedures should be made in conjunction with periodic filings made pursuant to the Securities Exchange Act of 1934, as amended. As such, please remove this discussion from MD&A.

Response:

We have amended the disclosure in the Registration Statement as requested.

Item 22. Undertakings

Staff Comment 10:

Please ensure that all of your undertakings are appropriate to your transaction and your registrant status. For example, you currently include the undertaking found in Item 512(b) of Regulation S-K, which is inapplicable to you.

Response:

We have amended the disclosure in the Registration Statement as requested.

Securities and Exchange Commission
May 23, 2005
Page 5 of 8


STAFF LETTER DATED MAY 19, 2005

FORM S-4/A

General

Staff Comment 1:

We note that the Form S-4 includes September 30, 2004 financial statements for IQ Biometrix. The Form S-4 should have included the quarter ended December 31, 2004 to comply with Rule 3-12 of Regulation S-X. Revise to include financial statements for the period ending March 31, 2005 as required by Rule 3-12 of Regulation S-X.

Response:

We have included financial statements for the period ending March 31, 2005 in compliance with Rule 3-12 of Regulation S-X.

Staff Comment 2:

A currently dated consent of each Independent Auditor should be included in the next amended registration statement.

Response:

We have filed currently dated consents of each Independent Auditor with Amendment No. 2.

Proforma Consolidated Financial Information

Staff Comment 3:

The pro forma financial information shall be accompanied by an introductory paragraph which briefly sets forth a description of (i) the transaction, (ii) the entities involved and (iii) the periods for which the pro forma information is presented. In addition, an explanation of what the pro forma presentation shows shall be set forth. See Rule 11-02(b)(1). Separately discuss financing obtained by both companies and address the impact on the pro forma financial information. Be advised that only the most recent Balance Sheet is required. We note that you have included both June 30 and December 31, 2004 Balance Sheets and only the latter is required.

Response:

We have added a summary paragraph describing the transaction, entities, the periods covered and an explanation of the pro forma presentation. We have eliminated the June 30, 2004 balance sheet as requested.

Securities and Exchange Commission
May 23, 2005
Page 6 of 8


Staff Comment 4:

Disclose the value of all shares and options issued for the acquisition. Indicate how the fair values were determined. In this regard, indicate how your determination of fair value complies with EITF 99-12. Additionally, expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period. Explain why no intangible assets and In-Process-Research & Development charges were included in the purchase price allocation. See paragraphs 37-42 of SFAS 141.

Response:

The shares were valued at the closing price of the Company's common stock as reported on the Over-The-Counter Bulletin Board at the associated dates of the pro forma financial statements: $3.72 (adjusted for the Company's 1 for 4 reverse split that occurred in November 2004) at June 30, 2004 and $4.55 at March 31, 2005. On June 30, 2004, The Company had a total of 6,175,298 shares outstanding with a market value of approximately $22.9 million. On March 31, 2005, the Company had a total of 6,691,011 shares outstanding with a market value of approximately $31.5 million. The value was increased by the stockholder deficit on the balance sheet at the time of the pro forma of $2.386 million and $1.628 million at June 30, 2004 and March 31, 2005 respectively. This shows a total of $25.358 million and $33.164 million at June 30, 2004 and March 31, 2005, respectively. There were no intangible assets or In-Process-Research & Development costs associated with the transaction. It was determined the goodwill should be written off because it was determined that there was no substantiation for the value of the goodwill from this transaction. For more detail on this determination, please see the following response to Staff Comment 5.

Staff Comment 5:

Refer to your adjusting entry (3) for both pro forma balance sheets as of December 31, 2004 and June 30, 2004. It is unclear how you determined that the goodwill related to IQB should be written off and the reasons you believe this write off is appropriate. Be advised that for mergers of a private operating company and a non- operating public shell with nominal net assets, these transactions are considered capital transactions and no goodwill or other intangibles should be recorded. However, the merger between IQB and Wherify does not qualify for such accounting since both appear to be operating companies. In this regard, clarify why goodwill is being written off upon the date of acquisition.

Response:

We believe that while the Company is an operating company, the value and viability of its business to the combined entity is unclear. To date the Company has generated extremely limited revenues and there is no immediate indication that this will change in the near future. With this in mind, it has not been determined whether the combined company will continue the Company's existing business as a full functioning operating unit, spin it off, or shut it down. We therefore do not believe there is justification for carrying any goodwill on the combined company's financial statements.

Securities and Exchange Commission
May 23, 2005
Page 7 of 8

Staff Comment 6:

Refer to your adjusting entry (5) for both pro forma balance sheets as of December 31, 2004 and June 30, 2004. The values assigned to the beneficial conversion feature and the warrants do not agree to the amounts included in Note 4 on Page F-23. Additionally, disclose how the beneficial conversion features of the preferred stock and convertible debt will impact the future earnings of the company (e.g., as a dividend and interest expenses). Furthermore, revise your pro forma income statement to include such charges.

Response:

In the prior filing you noted that the amounts on page F-23 showing the beneficial conversion discount calculation and the amounts disclosed in the pro forma footnotes did not agree. This was an oversight in our review of that filing and has been updated accordingly. As to the impact on future earnings, the pro formas and footnotes have been updated to reflect that the balance remaining of the unamortized beneficial discount and warrant expense of approximately $1.5 million at March 31, 2005 was expensed on April 11, 2005 upon the conversion of the convertible notes attached to this discount.

Staff Comment 7:

Revise to present historical basic and diluted per share data and pro forma basic and diluted per share data on the face of the pro forma statement of operations in accordance with Article 11 of Regulation S-X.

Response:

We have updated the statement of operations to include both basic and fully diluted earnings per share in accordance with Article 11 of Regulation S-X.

Staff Comment 8:

Refer to your adjusting entry (6) for both pro forma balance sheets as of December 31, 2004 and June 30, 2004. Tell us how you determined the fair valued the Series C Preferred Shares issued in December 2004 and January 2005 in calculating the beneficial conversion feature. See EITF 00-27. It appears that you have previously issued the Series C at prices ranging from $7.50 to $15.00 and after taking into consideration the beneficial conversion feature, it appears the shares issued in December and January were valued at approximately $17 per share.

Response:

The beneficial conversion feature related to the Wherify Series C Preferred shares was calculated at each pro forma date by taking the total Wherify Series C shares sold and multiplying them by 4.82 (the conversion ratio to be used to convert Wherify shares into IQB shares) and then dividing that number of shares (total shares to be converted) by the total proceeds received for the Wherify Series C shares. The result was $2.07 (conversion price). This amount was compared to IQB's common stock closing trading price on each pro forma date. The difference between the conversion price and the common stock closing price multiplied by the number of shares to be converted resulted in an intrinsic value number at each pro forma date. This amount represents the beneficial conversion feature. We did not use any Series C Preferred stock investor purchase prices to calculate this.

Staff Comment 9:

Refer to your adjusting entry (8) to both pro forma balance sheets as of December 31, 2004 and June 30, 2004. Tell us and disclose why you believe it not

Securities and Exchange Commission
May 23, 2005
Page 8 of 8


appropriate to include the conversion of the IQB debentures in your pro forma statements when you have included the issuance of these debentures. In this regard, you should clearly disclose that these debentures have been converted and the reasons for conversion. In addition, consider adding a separate column in the pro forma financial statements for any financing transaction to distinguish it from the business combination.

Response:

The pro formas have been updated to include the financing transaction as well as the impact of the conversion of the IQ Biometrix convertible debentures issued January 11, 2005. We have disclosed throughout the financials, the details of the conversion of the IQ Biometrix convertible debentures as well as the rescission offer completed by Wherify on April 11, 2005, to help the reader understand the impact of these transactions on the financials of the combined company.

      We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Alisande M. Rozynko at 415-495-8900.

Sincerely,


/s/ Michael Walsh
----------------------------------------
Michael Walsh,
Chief Financial Officer

Enclosures
cc:   Alisande M. Rozynko
      The Crone Law Group LLP